VIA EDGAR SUBMISSION

Mr. George Schuler and Mr. Karl Hiller

Division of Corporation Finance

Office of Energy & Transportation

Securities and Exchange Commission

100 F Street NE

Washington, D.C. 20549

April 20, 2023

Re:	Warrior Met Coal, Inc.

Form 10-K for the Fiscal Year ended December 31, 2022

Filed February 15, 2023

File No. 001-38061

Dear Mr. Schuler and Mr. Hiller,

This letter is being submitted by Warrior Met Coal, Inc. (the “Company”) in response to the comments set forth in a letter dated April 6, 2023 (the “Letter”) from the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) relating to the Company’s Annual Report on Form 10-K for the fiscal year ended December 31, 2022 (the “2022 10-K”). References to the “Company,” “Warrior Met,” “we,” “us” and “our” in this letter refer to Warrior Met Coal, Inc., unless otherwise indicated.

As you are aware, our Technical Report Summaries (the “TRSs”) were filed as Exhibits 96.1, 96.2, and 96.3 to the 2022 10-K. We intend to file revised TRSs (the “Revised TRSs”), reflecting the comments provided by the Staff in its Letter (other than Comment 1), as exhibits to an amendment to the 2022 10-K via a Form 10-K/A filing.

For your convenience, we have restated below in bold each comment from the Letter and supplied our responses immediately thereafter.

Following your consideration and acceptance of our responses below, we hereby request a time period of 30 business days from the date we received the Letter, until May 18, 2023, to file an amendment to the 2022 10-K filing, inclusive of the Revised TRSs. This will allow us sufficient time to engage our Qualified Person (“QP”) to provide Revised TRSs for inclusion in the Form 10-K/A.

Form 10-K for the Fiscal Year ended December 31, 2022

Properties

Summary of Mineral Reserves, page 56

1.	Please disclose your wash plant recovery as a footnote to all of the tabulations that include your reserve estimates to address the requirements in Item 1304(d) of Regulation S-K.

Response 1:

We acknowledge the Staff’s comment and plan to revise tabulations of reserve estimations in future Annual Reports on Form 10-K to include footnote(s) to disclose projected wash plant recoveries based upon input from our QP as incorporated in future TRSs. Our projected life-of-mine (LOM) wash recoveries for the Mine-4, Mine-7 and Blue Creek projects are respectively 49-percent, 44-percent and 61-percent.

Item 15 Exhibits

Exhibits 96.1, 96.2, and 96.3

Technical Report Summaries for Mine No. 7, Mine No. 4, and Blue Creek, page 89

2.

The remaining comments pertain to each of the three exhibits referenced above and will require revisions to conform to the requirements referenced in the comments. Please discuss the concerns outlined in the comments with the qualified persons involved in preparing the reports and arrange to obtain and file revised technical report summaries that include all of the information that is necessary to support your disclosures of resources and reserves pursuant to Item 1302(a)(1) of Regulation S-K.

Response 2:

We acknowledge the Staff’s comments and have coordinated with our QP to develop Revised TRSs inclusive all of the information that is necessary to support our disclosures of resources and reserves pursuant to Item 1302(a)(1) of Regulation S-K. Responses to the following comments will be incorporated, as necessary, into each of our three (3) Revised TRSs.

Section 1 – Executive Summary

1.6 – Mineral Resource, page ES-1

3.

We note that estimates of resources as reported in this section and elsewhere in the Technical Report Summary include estimates of reserves. As the qualified person has chosen to disclose mineral resources inclusive of mineral reserves, he or she must also clearly state the mineral resources exclusive of mineral reserves to comply with Item 601(b)(96)(iii)(B)(11)(ii) of Regulation S-K.

Response 3:

We acknowledge the Staff’s comment and note that our Blue Creek property is our only property which contains resources exclusive of reserves and the table included in our TRS for Blue Creek filed as Exhibit 96.3 to the 2022 10-K provides a breakout of resources exclusive of reserves in addition to resources inclusive of reserves. This table has been reproduced below.

Table 1-1: Coal Resources Summary as of December 31, 2022 Seam Coal Resource (Dry Tonnes, In Situ, Mt) Resource Quality (Dry) Measured Indicated Inferred Total Ash% Sulfur% VM% Inclusive of Reserves Mary Lee 19.0 13.5 0.0 32.5 — — — Blue Creek 50.5 28.4 0.0 78.9 — — — Total 69.5 41.9 0.0 111.4 13.8 0.8 30 Exclusive of Reserves 0.0 Mary Lee 0.0 12.8 0.0 12.8 — — — Blue Creek 0.0 26.5 0.0 26.5 — — — Total 0.0 39.2 0.0 39.2 19.0 1.5 31 Grand Total 0.0 69.5 81.1 0.0 150.7 — — — Note 1: For A through El, Resource tonnes are inclusive of reserve tonnes since they include the in-situ tonnes from which recoverable coal reserves are derived. Note 2: For E2 and E3, Resource tonnes are exclusive of reserve tonnes since they include the in-situ tonnes for which no recoverable reserve tonnes have been estimated. Note 3: Coal resources are reported on a dry basis, inclusive of high-ash partings which are ultimately removed during coal preparation. Surface moisture and inherent moisture are excluded. Note 4: Coal resource quality reported on a raw, weight-averaged basis.

With regards to the TRSs for Mine No. 4 and Mine No. 7 TRSs, respectively filed as Exhibits 96.2 and 96.1 to the 2022 10-K, we have not disclosed any resources exclusive of reserves. Existing language in the Mine No. 4 and Mine No. 7 TRSs includes the following statement:

Resources presented in Table 1-1 represent those resources associated with mine planning and reserves. Resources are presented inclusive of coal reserves, not in addition to coal reserves.

Further, footnotes associated with resource tabulations state:

Resource tonnes are inclusive of reserve tonnes since they include the in-situ tonnes from which recoverable coal reserves are derived.

Our QP plans to include language in the Revised TRSs for Mine-4 and Mine-7 stating “No resources exclusive of reserves have been considered or analyzed in this TRS.” Alternatively, if you prefer, we can add a table showing zero resource tonnes exclusive of reserves.

1.7 - Mineral Reserve, page ES-1

4.	The coal price used to estimate the reserves and the wash plant recovery factor should be specified to comply with Item 601(b)(96)(iii)(B)(12)(ii) and (iii) of Regulation S-K.

Response 4:

We acknowledge the Staff’s comment. We plan to provide life-of-mine (LOM) estimates of wash plant recovery in our reserve tabulations in our Revised TRSs. Similarly, we will include long-term sales prices as assumed in our financial analysis to support the economic viability of coal reserves, as footnotes to our reserve tables. Such estimates were provided to our QP and relied upon as described in the TRSs. Footnotes in the Revised TRSs will include further language in this regard. The table below reflects an example of our proposed modified reserve tables and associated footnotes. Pertinent changes have been highlighted for your review.

Table 1-2: Coal Reserves Summary, Specific to Mining Areas A through E1, (Marketable Sales Basis) as of December 31, 2022 Demonstrated Coal Reserves (Wet Tonnes, Washed or Direct Shipped, Mt) Wash Rec Seam By Reliability Category By Control Type Quality (Dry Basis) Proven Probable Total Owned Leased Option Ash% Sulfur% VM% % Mary Lee 11.4 7.9 19.3 3.1 13.9 2.3 12.8 0.9 31 Blue Creek 31.4 17.5 48.9 8.1 35.7 5.1 8.4 0.6 32 61 Total 42.8 25.4 68.2 11.1 49.7 7.4 10.2 0.7 32 Note: 1) Marketable reserve tonnes are reported on a moist basis, including a combination of surface and inherent moisture. The combination of surface and inherent moisture is modeled at 10-percent, comparable to Warrior Met’s current product moisture at its operating mines. Actual product moisture is dependent upon multiple geological factors, operational factors, and product contract specifications. 2) Wash recovery is based upon LOM planning and reflects projected plant recovery after the consideration of out-of-seam dilution. Wash recovery is not stated on a seam-by-seam basis, as the Mary Lee and Blue Creek seams are mined together—allocation of dilution material on a seam-by-seam basis would introduce confusion with regards to wash recovery. Detailed reserve tables (see Appendix) show projected in-seam wash recovery on a seam-by-seam basis, absent dilution assumptions. 3) Coal reserves are based upon sales assumptions provided to MM&A by Warrior and were relied upon by MM&A. Financial modeling assumes sales prices of approximately $116 per tonne (FOB-mine) in 2025, increasing to a long-term price of approximately $150/ per tonne. See Chapter 16 for further details on marketing assumptions.

Section 3 - Property Description

3.1 - Location, page ES-3

5.

The location of your mining properties should be described with details that are accurate to within one mile, using an easily recognizable coordinate system, and maps having engineering details (such as scale, orientation, and titles) that show the location of the property to comply with Item 601(b)(96)(iii)(B)(3)(i) of Regulation S-K.

Response 5:

We acknowledge the Staff’s comment. We note that maps which satisfy the requirements of Item 601(b)(96)(iii)(B)(3)(i) were included in Section 1.1 of each of our TRSs. We plan to move existing Figure 1-1 to Chapter 3 in our Revised TRSs.

Section 8 - Sample Preparation Analyses and Security

8.2 - Lab Procedures, page ES-8

6.	The qualified person must provide his or her opinion as to adequacy of your sample preparation, security, and analytical procedures to comply with Item 601(b)(96)(iii)(B)(8)(iv) of Regulation S-K.

Response 6:

We acknowledge the Staff’s comment. Our QP plans to provide further details relating to their opinion as to the adequacy of our sample preparation, security, and analytical procedures in the Revised TRSs.

Section 10 - Mineral Processing and Metallurgical Testing 1

0.4 - Relevant Results, page ES-10

7.

This section should include an estimate of your wash plant recovery and the qualified persons opinion as to adequacy of your metallurgical data to comply with Item 601(b)(96)(iii)(B)(10)(v) of Regulation S-K.

Response 7:

We acknowledge the Staff’s comment. Our QP plans to provide further details relating to their opinion as to the adequacy of the metallurgical data included in our TRSs. Further, we plan to include an estimate of wash plant recoveries as suggested by the Staff. Example language and tables to be added to Section 10 of each TRS are included below for your review. Further, we advise the Staff that we plan to include a revised version of Table 10-4 in our Revised TRS for Blue Creek which will reflect our QP’s latest estimations of simulated wash recoveries to reflect our latest findings.

10.8	Pertinent Results and Opinion of the Qualified Person

Wash recovery factors on a seam-by-seam basis, exclusive of dilution material, is summarized in the table below. Additionally, wash recovery estimates on a LOM basis are included, reflective of dilution material.

Table 10-6: Summary of Wash Recovery Assumptions Seam Basis Wash Recovery (%) Area A - D Mary Lee Simulations to Achieve 10.2% Ash Product 84.4 % Blue Creek 87.6 % Area E1 Mary Lee 10% Reduction to 1.50 Float Lab Data 77.8 % Blue Creek 76.1 % LOM Mary Lee + Blue Creek + Dilution Above Assumptions + Consideration of Dilution 61.4 % The Qualified Persons finds that metallurgical and mineral processing information derived from historical and ongoing exploration campaigns is adequate to document mineral resources and reserves presented herein. The distribution of quality information has been considered in measured and indicated resource status, and subsequently in probable and proven reserve status. Warrior Met’s ongoing drilling campaigns are addressing short-term and long-term quality projections.

Section 13 - Mining Methods

13.2 - Production Rates, page ES-13

8.

The annual numerical values of the Life-of-Mine (LOM) production schedule (including totals), and descriptions (that include quantification) of any resources and/or adverse tracts that are included in your LOM production schedule, along with their potential significance/impact on future production, should be provided to comply with Item 601(b)(96)(iii)(B)(13)(ii) of Regulation S-K.

Response 8:

We acknowledge the Staff’s comment. We note that Figure 19-1 in each of our TRSs provides a graphical representation of the LOM production schedule on a clean, saleable basis. Our QP plans to include in the Revised TRSs a tabular representation of annual LOM production, including totals and breakdowns of tons contained upon adverse tracts. Such tabulations will include run-of-mine (inclusive of dilution tonnages), and clean, recoverable tons. An example of our proposed table format is included below for our Blue Creek TRS. We will expand this table to include all time periods reflected in our financial modeling, but have only included truncated disclosure of the first four quarters of production in the interest of brevity for this response.

Production Rate Total LOM Q1 25 Q2 25 Q3 25 Q4 25 In-Seam Tonnes, Raw (ML + BC), x 1,000,000 120.9 0.06 0.11 0.21 0.25 Dilution Tonnes, Raw, x 1,000,000 48.4 0.02 0.04 0.07 0.10 Total Raw Tonnes, x 1,000,000 169.2 0.08 0.15 0.29 0.34 Total Clean Tonnes, x 1,000,000 103.8 0.05 0.09 0.18 0.21 Clean Tonnes – Reserve, x 1,000,000 68.2 0.05 0.09 0.18 0.21 Clean Tonnes – Adverse, x 1,000,000 35.6 0.00 0.00 0.00 0.00 Percentage Controlled, % 34% 100% 100% 100% 100%

Section 14 - Processing and Recovery Methods

14.1 - Description or Flowsheet, page ES-14

9.	The historical wash plant recoveries over the last five years and the projected recoveries should be provided to comply with Item 601(b)(96)(iii)(B)(14)(ii) of Regulation S-K.

Response 9:

We acknowledge the Staff’s comment. We plan to collaborate with our QP to include five years of historical wash plant recovery (for our active operations) and projected recoveries in accordance with our LOM model in the Revised TRSs. An example of our proposed table format presenting historical and projected wash recovery values for our Mine No. 7 Revised TRS is included below.

Year Basis Projected Yield % (Combination of Plant No. 5 + Plant No. 7) 2018 Historical 50% 2019 Historical 51% 2020 Historical 48% 2021 Historical 45% 2022 Historical 51% 2023 Projected 42% 2024 Projected 44% 2025 Projected 43% 2026 Projected 43% 2027 Projected 41% LOM Projected 44%

Section 16 - Market Studies

16.2 - Price Forecasts, page ES-16

10.

The source of the pricing information, the product specifications, and the method of calculation for the forecast pricing should be provided to comply with Item 601(b)(96)(iii)(B)(16)(i) of Regulation S-K.

Response 10:

We acknowledge the Staff’s comment. We provided marketing information to our QP and our QP relied upon this information. We will collaborate with our QP with regards to the inclusion of the following language in the Revised TRSs.

Warrior Met provided MM&A with the most recent IHS coking coal forecast as the basis of the pricing assumptions. Warrior Met also provided MM&A with appropriate transportation adjustments to derive FOB-mine realized sales prices from the HIS forecast.

Mines 4 and 7 both incorporated a slight, conservative discount of 2% to the prices for mid-vol (Mine 4), and low-vol (Mine 7) to account for any quality adjustments that can occur. Both of these mines produce coals which have a very strong CSR quality as compared to the top-quality similar coals from Australia. Historically, these indices have accurately reflected sales prices for the Mine-4 and Mine-7 coals.

Coal from the Blue Creek Mine is assumed to be sold at 100% of the US high-vol price listed, as it has some qualities that should list it among the best high-vol A coals in the U.S. based on strong CSR, and lower sulfur levels.

IHS is a well-recognized source of such data. IHS Markit Ltd. is a global diversified provider of critical information, analytics, and solutions. The Company offers next-generation information, analytics and solutions to customers in business, finance and government, improving their operational efficiency and providing deep insights. IHS Markit serves business and government customers worldwide.

Section 18 - Capital and Operating Costs

18.1 - Capital Cost Estimate, page ES-18

11.

The annual estimates of capital and operating costs should be provided using a tabular format including major line items and totals along with a statement as to the accuracy of the estimates to comply with Item 601(b)(96)(iii)(B)(18)(i) of Regulation S-K.

Response 11:

We acknowledge the Staff’s comment. Our QP will include tabular estimates of major line items and totals of projected capital and operating costs, including major line items to comply with Item 601(b)(96)(iii)(B)(18)(i) in our Revised TRSs. An example of the proposed table format is shown below. We will expand the table to include all time periods as assumed in financial modeling, but have only included truncated disclosure of four years of production in the interest of brevity for this response. Further, we will include clarifications as to the pre-feasibility level accuracy of cost estimates in table footnotes.

Production Rate Total LOM 2027 2028 2029 2030 ROM Tonnes Produced (000) 169,232 6,181 6,743 6,876 6,978 Clean Tonnes Produced (000) 103,824 .3,728 4,070 4,143 4,205 Mining Costs (000) $ 3,478,536 $ 116,735 $ 126,004 $ 132,220 $ 133,131 Preparation and Loading (000) $ 792,913 $ 51,359 $ 29,350 $ 30,091 $ 30,449 General & Administrative (000) $ 251,404 $ 8,423 $ 8,755 $ 8,755 $ 8,755 Royalties (000) $ 1,068,212 $ 33,950 $ 40,539 $ 42,392 $ 43,887 Property and Sales Related Taxes (000) $ 90,277 $ 3,083 $ 3,305 $ 3,352 $ 3,393 Total (000) $ 5,954,398 $ 223,461 $ 218,766 $ 227,829 $ 230,798

Section 19 - Economic Analysis

19.2 - Results, page ES-19

12.

The annual after-tax cash flow should be described and illustrated in a tabular format with appropriate line items, such as salable tonnes; coal price; revenues; mining, processing, and general and administrative costs; sustaining/development capital; taxes; royalties; and reclamation/closing costs on an annual basis to demonstrate the economic viability or the project or property to comply with Item 601(b)(96)(iii)(B)(19)(i) of Regulation S-K.

Response 12:

We acknowledge the Staff’s comment. Our QP will include derivations of after-tax cash flow with appropriate line items as required by Item 601(b)(96)(iii)(B)(19)(i) of Regulation S-K in the Revised TRSs. An example of the proposed table format is shown below. We will expand this table to include all time periods as assumed in financial modeling, but have only included truncated disclosure of four years of production in the interest of brevity for this response.

Production Rate Total LOM 2027 2028 2029 2030 Tonnes Produced (000) 103,824 3,728 4,070 4,143 4,205 Tonnes Sold (000) 103,824 3,728 4,070 4,143 4,205 Revenue ($000) $ 15,499,294 $ 512,129 $ 583,545 $ 610,566 $ 632,357 Price ($/tonne|FOB Mine) $ 149.28 $ 137.37 $ 143.37 $ 147.37 $ 150.37 Mining Costs ($000) $ 3,478,031 $ 116,735 $ 126,004 $ 132,220 $ 133,131 Preparation and Loading ($000) $ 792,913 $ 51,359 $ 29,350 $ 30,091 $ 30,449 Royalties & non-income taxes ($000) $ 1,158,323 $ 37,034 $ 43,844 $ 45,744 $ 47,280 General & Administrative ($000) $ 254,283 $ 8,423 $ 8,755 $ 8,755 $ 8,755 Income Taxes ($000) $ 1,544,674 $ 37,333 $ 49,542 $ 51,261 $ 55,819 Capital and Land Expenditures ($000) $ 1,727,729 $ 88,317 $ 23,518 $ 47,597 $ 48,507 Reclamation and Closing Costs ($000) $ 12,990 $ 0 $ 0 $ 0 $ 0 Total After Tax Cash Flow ($000) $ 6,530,352 $ 172,927 $ 302,532 $ 294,897 $ 308,417 Tonnes Produced (000) 103,824 3,728 4,070 4,143 4,205 NPV at 9% Discount Factor ($000) $ 1,520,306

Sincerely,

/s/ Dale W. Boyles
Dale W. Boyles
Chief Financial Officer

cc:	Phillip Monroe, Vice President – Legal